                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.


SETTING THE RECORD STRAIGHT

Mr. Hewlett's press release merely recycles prior assertions in an attempt to breathe life into arguments that have been previously discredited.

A detailed analysis filed by Hewlett-Packard Company with the SEC on December 19, 2001 discusses in detail why this merger creates significant shareowner value and highlights many of the central flaws in Mr. Hewlett's financial presentation.

HP's analysis incorporates careful consideration of the costs required to acquire Compaq Computer Corporation, as well as the impact of potential revenue loss, potential cost savings and potential integration costs. The HP analysis also reflects detailed, business-by-business analysis involving highly experienced management teams and their business, legal and financial advisors.

The HP/Compaq merger will create near and long-term shareowner value for the following reasons:

o HP conservatively anticipates $2.5 billion of annual pretax cost savings by FY2004, adding $5 and $9 to the net present value of each HP share.

o HP expects the merger to facilitate broad improvement in financial performance across all key business segments leading to a more balanced, profitable combined company. For example, overall operating margins are expected to improve from 5% to 9% by FY2003, and the Enterprise and Access segments, which posted operating losses in fiscal 2001, are reasonably expected to show significant margin improvements, achieving 9% and 3% operating margins, respectively, by FY2003.

o    The merger is expected to lead to substantial accretion to HP's earnings:
     13% accretion in first full year (FY03) earnings per share.

o HP's financial case is based on credible, experience-tested, detailed analysis. For example, the revenue forecast reflects conservative assumptions on revenue loss, is based on detailed segment analysis and assumes no revenue upside.

Illustrative of the flaws in Mr. Hewlett's argument are several statements in his press release:

MR. HEWLETT'S ASSERTION:  That the transaction will be dilutive.

THE FACTS: Based on carefully prepared financial analysis, HP reasonably expects the value of its stock to increase. In the first full year of combined operations (FY2003), the transaction is expected to be 13% accretive to HP EPS. As cost savings reach full realization in FY2004, the transaction is expected to be more accretive to EPS thereafter. Mr. Hewlett's counterclaims are unreliable because they are based on faulty assumptions as illustrated below.

MR. HEWLETT'S ASSERTION: That the $2.5 billion in annual cost savings is unrealistic and the calculation of $5-$9 per share present value of the cost savings is misleading.

THE FACTS: To the contrary, HP's cost savings estimates are, if anything, conservative. HP, working closely with Compaq, reviewed detailed cost saving opportunities in purchasing, administration, sales management and other areas. The present value of these cost savings, net of the revenue loss is $5 and $9 per share, assuming price/earnings multiples ranging between 15X (creating the $5) and 25X (creating the $9). Mr. Hewlett's press release shows that HP's P/E multiple is 23X, suggesting HP's multiple assumptions are reasonable to conservative. The expected benefits are based on detailed analysis and integration work, not generalization, and will drive significant value for HP shareowners.

MR. HEWLETT'S ASSERTION:  That HP's revenue loss assumptions are unrealistic.

THE FACTS: HP assumptions regarding revenue loss reflect an in-depth, product-by-product analysis. HP's analysis assumes 18% revenue loss in Home PCs, 8% in Consumer PCs, 7% in Appliances, 11% in UNIX servers, 6% in NT servers and 5% in Storage, which leads to cumulative revenue loss of 10% in exposed Enterprise and Access segments, 5% overall revenue loss. These estimates reflect the judgment of operating managers with input from McKinsey & Co. By contrast, the $8 billion of projected revenue loss that Mr. Hewlett's filing references would imply an unrealistically high 18% revenue loss on business segments HP considers exposed to merger-related revenue loss.

MR. HEWLETT'S CLAIM: In preparing financial analysis relating to the merger, a 25% contribution margin should be applied.

THE FACTS: As noted in HP's filing of December 19, 2001, HP believes that Mr. Hewlett's arguments regarding the contribution margin on revenue loss are significantly overstated. HP performed a careful, business-by-business analysis to estimate the proper contribution margin to apply to each business. The 12% contribution margin HP applied reflects a blending of the various contribution margins by product and segment. These estimates reflect the judgment of operating managers, with input from McKinsey & Co and Accenture. By contrast, the analysis of the "independent analyst" cited in Mr. Hewlett's argument, does not reflect product-by-product level of product overlap and profitability. Given that revenue loss is expected to be "concentrated in PCs" (quoted from Mr. Hewlett's SEC filing) which have comparatively low contribution margins far below 25%, a weighted average of 25% is implausible to impossible.

MR. HEWLETT'S ASSERTION: That HP has failed to acknowledge the risks of the integration.

THE FACTS: HP fully appreciates the challenge of integration and has consistently acknowledged that the integration process is complex, requiring extensive program management, continuous oversight and careful execution. Members of HP's board and management team have overseen multiple large mergers as well as other significant complex transactions. As a result, the team began addressing integration plans and challenges prior to even completing the agreement to merge. The resulting program has dedicated two senior executives to full-time oversight, with a team of more than 450 employees dedicated to integration planning. This team is currently in its third, and final, phase of integration planning. At the same time, both the management teams of HP and Compaq have beaten expectations in their most recently reported quarters, demonstrating their ability to keep the businesses focused during the merger even with the distractions created by Mr. Hewlett.

In sum, this transaction will be a source of substantial value creation over both the near and long-term. HP intends to review the filing in detail and will provide supplemental response as appropriate.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

                                    * * * * *